UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            Thermedics Detection Inc.

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  88355E 10 5
                                 (CUSIP Number)

Seth H. Hoogasian, Esq.                           Thermo Electron Corporation
General Counsel                                   81 Wyman Street
(781) 622-1000                                    Waltham, MA 02254-9046



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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  May 11, 1998
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             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


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* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------- ----------------------------------------
                  1                     NAME OF REPORTING PERSON
                                        S.S. OR I.R.S. IDENTIFICATION NO. OF
                                        ABOVE PERSON
                                        Thermo Electron Corporation
                                        IRS No. 04-2209186
---------------------------------------
--------------------------------------- ---------------------------------------
                  2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF
                                        A GROUP*

---------------------------------------
---------------------------------------
                                                                      (a)  [   ]
                                                                      (b)  [ x ]
--------------------------------------- ---------------------------------------
                  3                     SEC USE ONLY
--------------------------------------- ---------------------------------------
--------------------------------------- ---------------------------------------
                  4                     SOURCE OF FUNDS*


                                      WC;OO
---------------------------------------
--------------------------------------- ---------------------------------------
                  5                     CHECK BOX IF DISCLOSURE OF LEGAL
                                        PROCEEDINGS IS REQUIRED PURSUANT TO
                                        ITEMS 2(d) or 2(e)
                                                                     [   ]
--------------------------------------- ---------------------------------------
---------------------------------------
                  6                     CITIZENSHIP OR PLACE OF ORGANIZATION


                                        State of Delaware
--------------------------------------- ---------------------------------------
--------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES           7       SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH                         16,736,586
--------------------------- ----------- ---------------------------------------
--------------------------- ----------- ---------------------------------------
                                8       SHARED VOTING POWER


                                        0
--------------------------- ----------- ---------------------------------------
--------------------------- ----------- ---------------------------------------
                                9       SOLE DISPOSITIVE POWER


                                        16,736,586
--------------------------- ----------- ---------------------------------------
--------------------------- ----------- ---------------------------------------
                                10      SHARED DISPOSITIVE POWER

--------------------------------------- --------------------------------------
                  11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                        EACH REPORTING PERSON

                                        16,736,586
---------------------------------------
--------------------------------------- ---------------------------------------
                  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                                        SHARES*                   [   ]
--------------------------------------- ---------------------------------------
---------------------------------------
                  13                    PERCENT OF CLASS REPRESENTED BY
                                        AMOUNT IN ROW 11


                                        86.6%

--------------------------------------- ---------------------------------------
                  14                    TYPE OF REPORTING PERSON *

                                       CO
--------------------------------------- ---------------------------------------

Item 1.  Security and Issuer.

     This filing relates to the shares (the "Shares") of common stock, par value $0.10 per share, of Thermedics Detection Inc. (the "Issuer"). The Issuer's principal executive offices are located at 220 Mill Road, Chelmsford, Massachusetts 01824-4178.

Item 2.  Identity and Background

     This filing is being filed by Thermo Electron Corporation (the "Reporting Person"). The Reporting Person has previously reported information relating to the Shares on Schedule 13G. Starting with this filing, the Reporting Person is reporting its ownership information with respect to the Issuer on Schedule 13D.

     The  principal  business  address  and  principal  office  address  of  the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02254-9046.

     The Reporting Person develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

     Appendix A attached to this filing sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

tem 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person has expended approximately $7,015,100 in purchasing Shares of the Issuer on the open market since the date of the Issuer's initial public offering in February, 1997. In addition, the Shares described below relating to the acquisition by the Issuer of Orion Research Inc. ("Orion") from
Thermedics Inc.   ("Thermedics")  were  acquired  as
consideration for the sale of Orion to the Issuer.

Item 4.  Purpose of Transaction

     The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

     Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.  Interest in Securities of the Issuer.

     (a) The  Shares beneficially owned by the Reporting Person include
522,250 Shares, or approximately 2.7% of the outstanding Shares owned directly by the Reporting Person, and 16,214,336 Shares, or approximately 83.9% of the outstanding Shares, owned by Thermedics. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 137,936 Shares or approximately 1.0% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 119,833 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person who owns Shares is set forth below.

Name                                                   Number of Shares(1)
John M. Albertine                                          1,000
Peter O. Crisp                                             1,500
Elias P. Gyftopoulos                                       1,600
George N. Hatsopoulos                                     21,197
John N. Hatsopoulos                                       21,262
Frank Jungers                                              1,455
Paul F. Kelleher                                           5,100
Robert A. McCabe                                          10,000
Frank E. Morris                                            1,000
Donald E. Noble                                            1,968
Hutham S. Olayan                                           1,000
Peter G. Pantazelos                                        2,000
William A. Rainville                                      10,000
Arvin H. Smith                                            10,000
Roger D. Wellington                                        1,000
John W. Wood Jr.                                          47,854
All directors and current executive officers as a group  137,936
(20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,500, 1,000, 20,000, 20,000, 1,000, 5,000, 1,000, 1,000,
1,000,  1,000,  2,000,  10,000,   10,000,  1,000,  43,333  and  119,833  Shares,
respectively, that such person or members of the group have the right to acquire within 60 days.

     While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

     (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos include 57 shares held by his spouse, Shares beneficially owned by Mr. Jungers include 155 shares held by his spouse, Shares beneficially owned by Mr. McCabe include 9,000 shares held in a trust of which he and members of his family are trustees.

     (c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

Date         Amount        Price Per Share     Transfer Type
--------- -------------    ----------------    -------------------------------

04/17/98       2,700          $8.00               Open Market Purchase
04/17/98      12,000          $8.63               Open Market Purchase
04/17/98       8,000          $8.69               Open Market Purchase
04/17/98      30,500          $9.00               Open Market Purchase
04/17/98      26,850          $8.94               Open Market Purchase
04/20/98      32,500          $9.50               Open Market Purchase
04/20/98       6,500          $9.31               Open Market Purchase
04/20/98       2,700          $9.38               Open Market Purchase
04/21/98       6,000          $9.50               Open Market Purchase
04/22/98      17,700          $9.50               Open Market Purchase
04/23/98       2,200          $9.38               Open Market Purchase
04/24/98       6,600          $9.50               Open Market Purchase
04/24/98       3,400          $9.38               Open Market Purchase
04/27/98       4,800          $9.38               Open Market Purchase
04/27/98       2,300          $9.50               Open Market Purchase
04/28/98       4,900          $9.50               Open Market Purchase
04/29/98         200          $9.44               Open Market Purchase
04/29/98       5,400          $9.50               Open Market Purchase
04/30/98         900          $9.44               Open Market Purchase
04/30/98         800          $9.38               Open Market Purchase
05/06/98       5,961,225     $11.038              Consideration for Acquisition
05/06/98       1,700          $9.50               Open Market Purchase
05/11/98       6,600          $9.13               Open Market Purchase
05/11/98       5,200          $8.75               Open Market Purchase
05/11/98       1,000          $8.88               Open Market Purchase
05/12/98       6,000          $9.31               Open Market Purchase
05/12/98       1,200          $9.63               Open Market Purchase
05/13/98       1,400          $9.94               Open Market Purchase
05/14/98      75,200          $9.81               Open Market Purchase
05/18/98         700          $9.75               Open Market Purchase
05/19/98      26,000          $9.88               Open Market Purchase
05/20/98       1,000          $9.75               Open Market Purchase
05/21/98       1,500          $9.88               Open Market Purchase
05/21/98       2,000          $9.75               Open Market Purchase
05/22/98       3,500          $9.75               Open Market Purchase
05/28/98       2,200          $9.81               Open Market Purchase
05/29/98       1,000          $9.63               Open Market Purchase
06/05/98       2,200          $9.69               Open Market Purchase
06/05/98      45,000          $9.69               Open Market Purchase
06/08/98      70,700         $10.00               Open Market Purchase
06/08/98       1,700          $10.00              Open Market Purchase
06/09/98       1,700          $9.94               Open Market Purchase
06/11/98       1,700          $9.88               Open Market Purchase
06/12/98       1,700          $9.75               Open Market Purchase
06/15/98       1,400          $9.75               Open Market Purchase


     To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The Issuer has agreed to acquire Orion Research Inc. ("Orion") from Thermedics (the "Acquisition"). Thermedics will receive 5,961,225 Shares in consideration of the Acquisition, valued at $11.038 per Share (the average of the closing prices of the Shares on the American Stock Exchange for each of the five trading days ending on April 13, 1998, the date preceding the Issuer's announcement of its intention to acquire Orion. The closing of the Acquisition is subject to the approval by the Issuer's shareholders of the listing of such Shares on the American Stock Exchange. The vote to approve such listing is assured as a result of the Reporting Person's majority ownership of the Issuer, and thus such Shares have been treated by the Issuer as already issued and outstanding.

     Of the 16,736,586 Shares beneficially owned by the Reporting Person, 8,800 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 30,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. G. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. Kelleher has the right to acquire 5,000 Shares within 60 days; and Mr. Wood has the right to acquire 20,800 Shares within 60 days.

     During 1997, the Issuer established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple was one times the officer's base salary. The policy was amended in 1998 to apply only to the Issuer's chief executive officer.

     In order to assist officers in complying with the policy, the Issuer also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Human Resources Committee of the Issuer's Board of Directors (the "Committee"). In 1997, Mr. James Barbookles, the Issuer's President and Chief Executive Officer, received loans in the aggregate principal amount of $160,721 under this plan to purchase 15,900 Shares. In 1998, Mr. Barbookles received a loan in the principal amount of $21,476 under this plan to purchase 2,100 Shares.

     The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

     During 1997, the Committee also established a stock holding policy for directors, including persons who are also directors or executive officers of the Reporting Person. The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.

     In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.


Item 7.  Material to be Filed as Exhibits.

     The following documents relating to the securities of the Issuer are incorporated herein by reference.

     (i)  Equity  Incentive  Plan of the Issuer  (filed as  Exhibit  10.7 to the
Issuer's   Registration   Statement  on  Form  S-1  [Reg.  No.   333-31987]  and
incorporated herein by reference).

     (ii)  Deferred  Compensation  Plan for  Directors  of the Issuer  (filed as
Exhibit 10.8 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-31987] and incorporated herein by reference).

     (iii) Amended and Restated Directors Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

     (iv) Thermo Electron Corporation - Thermedics Detection Inc. Nonqualified Stock Option Plan. (filed as Exhibit 10.46 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 3, 1998 [File No. 1-8002] and incorporated herein by reference).

     (v) Thermedics Inc. - Thermedics Detection Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.20 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 [File No. 1-8002] and incorporated herein by reference).

     (vi) Directors Stock Option Plan of Thermedics (filed as Exhibit 10.20 to Thermedics' Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9567] and incorporated herein by reference).

     (vii) Stock Holdings  Assistance Plan and Form of Promissory Note (filed as
Exhibit 10.12 to the Issuer's Annual Report on Form 10-K for the fiscal year ended January 3, 1998 [File No. 1-12745] and incorporated herein by reference).

     (viii) Share Purchase Agreement dated as of May 11, 1998 by and between the Issuer and Thermedics (filed as Exhibit 2.4 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-52445] and incorporated herein by reference).

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:    June 19, 1998


                                             THERMO ELECTRON CORPORATION

                                             By: /s/ Melissa F. Riordan
                                             Melissa F. Riordan
                                             Treasurer

                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254-9046.

John M. Albertine:

Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:

Director, Thermo Electron

     Mr. Crisp was, until 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

Elias P. Gyftopoulos:

Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:

Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:

Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Frank E. Morris:

Director, Thermo Electron

     Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

Donald E. Noble:

Director, Thermo Electron

     For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:

Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:

Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a member of the Olayan Group that is engaged in advisory services and private investments, including real estate. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:

Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:

Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.


George N. Hatsopoulos:      Director, Chairman of the Board and Chief Executive
                            Officer, Thermo Electron
John N. Hatsopoulos:        Director, President and Chief Financial Officer,
                            Thermo Electron
Peter G. Pantazelos:        Executive Vice President, Corporate Development,
                            Thermo Electron
Arvin H. Smith:             Executive Vice President, Thermo Electron
Earl R. Lewis:              Senior Vice President, Thermo Electron
Anne Pol:                   Senior Vice President, Thermo Electron
William A. Rainville:       Senior Vice President, Thermo Electron
John W. Wood Jr.:           Senior Vice President, Thermo Electron
Paul F. Kelleher:           Senior Vice President, Finance & Administration and
                            Chief Accounting Officer, Thermo Electron